SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. ______)

AU Optronics Corp.

(Name of Issuer)

Common Shares, par value NT$10 per share

(Title of Class of Securities)

0000022551

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)

☐	Rule 13d – 1(c)

☒	Rule 13d – 1(d)

SCHEDULE 13G
CUSIP No. 0000022551		Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BENQ Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 741,486,625
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 741,486,625
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,486,625
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.79%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000022551	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Darly Venture, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,886,136
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,886,136
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,886,136
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000022551	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Darly 2 Venture, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,570,697
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,570,697
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,570,697
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
12	TYPE OF REPORTING PERSON* CO

Item 1(a). Name of Issuer.

AU Optronics Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices is No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsin-Chu, Taiwan, the Republic of China.

Item 2(a). Name of Person Filing.

BENQ Corporation
Darly Venture, Inc.
Darly 2 Venture, Ltd.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address of the principal business office of BENQ Corporation is 157 Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, the Republic of China.

The address of the principal business office of Darly Venture, Inc. is 10F.-1, No.382, Daye Rd., Beitou District, Taipei City 112, Taiwan , the Republic of China.

The address of the principal business office of Darly 2 Venture, Ltd. is 3F-1, No. 1, Lane 69, Boai Rd., Taoyuan City, Taoyuan Hsien, Taiwan, the Republic of China.

Item 2(c). Citizenship.

BENQ Corporation is incorporated under the laws of the Republic of China.

Darly Venture, Inc. is incorporated under the laws of the Republic of China.

Darly 2 Venture, Ltd. is incorporated under the laws of the Republic of China.

Item 2(d). Title of Class of Securities.

Common Shares, par value NT$10 per Share (the “Shares”).

Item 2(e). CUSIP Number.

0000022551

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

(a), (b) and (c)

     BENQ Corporation directly owns 738,029,792 Shares, representing approximately 9.75% of the outstanding Shares. BENQ Corporation beneficially owns 1,886,136 Shares and 1,570,697 Shares through Darly Venture, Inc. and Darly 2 Venture, Ltd., respectively, both of which are wholly owned subsidiaries of BENQ Corporation. In effect, BENQ Corporation beneficially owns 741,486,625 Shares, representing approximately 9.79% of the outstanding Shares. BENQ Corporation has sole power to vote and dispose of 741,486,625 Shares.

     BENQ Corporation holds 100% of Darly Venture, Inc. which directly owns 1,886,136 Shares, representing approximately 0.02% of the outstanding Shares. Darly Venture, Inc. has sole power to vote and dispose of 1,886,136 Shares.

     BENQ Corporation holds 100% of Darly 2 Venture, Ltd. which directly owns 1,570,697 Shares, representing approximately 0.02% of the outstanding Shares. Darly 2 Venture, Ltd. has sole power to vote and dispose of 1,570,697 Shares.

Item 5. Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BENQ CORPORATION

By:	/s/ Eric Ky Yu

Name: Eric Ky Yu
Title: Senior Vice President

DARLY VENTURE, INC.

By:	/s/ Sheaffer Lee

Name: Sheaffer Lee
Title: Director

DARLY 2 VENTURE, LTD.

By:	/s/ Sheaffer Lee

Name: Sheaffer Lee
Title: Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of AU Optronics Corp. and further agree that this agreement be included as an exhibit to such filing. In evidence there of, each of the undersigned hereby executed this Agreement on February 14, 2007.

BENQ CORPORATION

By:	/s/ Eric Ky Yu

Name: Eric Ky Yu
Title: Senior Vice President

DARLY VENTURE, INC.

By:	/s/ Sheaffer Lee

Name: Sheaffer Lee
Title: Director

DARLY 2 VENTURE, LTD.

By:	/s/ Sheaffer Lee

Name: Sheaffer Lee
Title: Director